UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

August  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-23 August 30, 2004

DESCRIPTION:

Queenstake Accelerates Payout of Jerritt Canyon Acquisition Obligations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  August 30, 2004

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

QUEENSTAKE ACCELERATES PAYOUT OF JERRITT CANYON

ACQUISITION OBLIGATIONS

Denver, Colorado – August 30, 2004 – Queenstake Resources Ltd. (TSX:QRL) announces that it has completed the settlement of all material obligations connected with the Company’s acquisition in June 2003 of the Jerritt Canyon Mine.  Terms of the settlements were substantially as previously announced in NR 2004-20.

Following the closing on August 10, 2004 of a previously announced private placement, the Company paid $6,335,000 to a subsidiary of AngloGold Ashanti Inc. and $2,715,000 to a subsidiary of Meridian Gold Inc., (the sellers of the Jerritt Canyon Mine), in settlement of obligations with a total face value of U.S.$10 million, comprising production payments and a capped royalty.  Queenstake also paid $722,000 to AngloGold Ashanti in settlement of a note associated with the acquisition of specific items of Jerritt Canyon facilities.  In addition, the Company paid $574,170 to Amaranth LLC to pay out the term loan that had been used in the acquisition of the Jerritt Canyon Mine, and $1,984,794 to Standard Bank London Limited, to settle all outstanding gold put option premiums.  The acquisition of gold put options, with an original cost of approximately $4.1 million, had been a condition of the acquisition term loan.

Queenstake President Chris Davie commented, “The payment of these amounts accelerates by as much as two and a half years the settlement of all material obligations under the Purchase and Sale Agreement with the Jerritt Canyon vendors, resulting in the achievement of unencumbered ownership of Jerritt Canyon.  This was made possible by the rapid reduction in the Amaranth debt, largely from cash flow from operations, in a little over one year instead of the scheduled two years.  As we increase our production and decrease unit operating costs over the next two years, the positive effect on our cash flow without debt service or royalty payments, is expected to be dramatic.”

The Company also announces that John Rice, P.E., has been appointed Vice-President Operations.  John has 30 years of mining operations, consulting and project management experience including senior management assignments in the U.S., Central and South America, Mexico and Australia.  John joined Queenstake in 2003.  He holds a BS in Geology, an MS in Mine Engineering and an MBA.  Colin Smith, former Vice-President Operations, has been appointed Consulting Engineer.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

All amounts are in US dollars

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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